FOR IMMEDIATE RELEASE:

                                  Contact:   Robert N. Elkins, M.D.
                                  Chairman & CEO
                                  Marc B. Levin
                                  Executive Vice President
                                  Integrated Health Services, Inc.
                                  (410) 998-8400

                                  Anthony J. Russo, Ph.D., ext. 202
                                  Noonan/Russo Communications, Inc.
                                  (212) 696-4455

                                  ---------------------------------------------
                                  Available on the Internet:
                                  http://www.ihs-inc.com
                                  ---------------------------------------------


                      INTEGRATED HEALTH SERVICES TO ACQUIRE
                            COMMUNITY CARE OF AMERICA

         Owings Mills, MD, and Naples, FL August 1, 1997 Integrated Health Services, Inc. (NYSE: IHS) and Community Care of America, Inc. (Nasdaq: CCAI) today jointly announced that they have signed a definitive merger agreement for IHS to acquire all of the outstanding shares of CCA. Community Care of America, Inc., based in Naples, FL, is a provider of healthcare services in rural markets focused on developing community-based networks providing a broad range of high quality, low-cost healthcare services. The Company's operations include 54 long-term care facilities, one physician practice, and one outpatient rehabilitation center.

         Pursuant to the agreement, IHS will commence a tender offer of $4.00 per share in cash for all outstanding shares of Community Care of America common stock. Integrated Health Services expects to commence its cash tender offer on August 7, 1997. This tender offer will be followed by a $4.00 per share cash merger to acquire any shares not previously tendered. As a result of the transaction, Community Care of America would become a wholly-owned subsidiary of Integrated Health Services. The transaction was approved by special committees of the boards of IHS and CCA, each of which were represented by independent counsel and advised by separate investment banking firms. IHS was the successful bidder following an auction process conducted by the special committee of the CCA board in conjunction with its advisors.

         The transaction has been approved by the Boards of Directors of IHS and CCA. The cash tender offer is subject to at least a majority of the fully diluted shares of CCA being tendered, as well as the receipt of the required regulatory approvals. Stockholders owning approximately 2.9 million shares of CCA common stock have agreed to tender their shares. In addition, IHS owns warrants exercisable for approximately 1.2 million shares. The parties expect to complete the transaction within 90 days.

         CCA has approximately 7.6 million shares  outstanding and approximately
10.7 million shares on a fully diluted basis. The total value of the transaction, including the assumption of CCA's debt by IHS and other financial obligations, will approximate $94 million. IHS expects the transaction to be accretive to earnings and earnings per share as a result of the cost synergies and economies of scale IHS brings to CCA.

         "The acquisition of CCA will broaden our post-acute care network to include more rural markets and complement our home care locations in rural markets as well as complementing our announced merger with RoTech Medical Corporation," said Robert N. Elkins, M.D., Chairman and CEO of IHS. "We view the rural market as a growth opportunity for our post-acute networks, with about 62 million people living in rural America."

         Integrated Health Services is a highly diversified health services provider, offering a broad spectrum of post-acute medical and rehabilitative services through its nationwide healthcare network. IHS's post-acute services include home nursing services, home infusion services, subacute care, inpatient and outpatient rehabilitation, respiratory therapy, hospice care, and diagnostic services. Supporting the full continuum of healthcare needs, IHS currently operates over 1,000 post-acute service locations in 45 states throughout the U.S.

         Statements in this press release concerning the Company's and CCA's business outlook or future economic performances, anticipated profitability, revenues, expenses or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Any forward-looking statements are estimates, reflecting the best judgment of IHS and CCA based upon currently available information and involve a number of risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Risks, uncertainties and factors which could affect the accuracy of such forward looking statements are identified in the public filings made by the Company and CCA with the Securities and Exchange Commission, and forward looking statements contained in this press release or in other public statements of the Company and CCA should be considered in light of those factors. There can be no assurance that factors will not affect the accuracy of such forward looking statements.

CONTACTS:

Integrated Health Services              Community Care of America

Investors:     Marc Levin               Investors/Media:  Deborah Lau
               IHS - 410/998-8428       Community Care of America
                                        941/435-0085
Media:         Michele Helm
               Noonan/Russo Communications
               212/696-4455 ext. 225


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